Biggest Little Investments, L.P.
                                                        3702 S. Virginia St.
                                                                     Unit G2
                                                              Reno, NV 89502
                                                         Tel: (775) 825-3355
                                                         Fax: (775) 825-9928

April 27, 2011


VIA EDGAR

William H. Demarest IV
Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Biggest Little Investments, L.P.
    Form 8-K Filed on April 25, 2011
    File Number 0-16856

Dear Mr. Demarest:

     We are in receipt of the letter of the Division of Corporation Finance dated April 26, 2011 containing your comments (the "Comment Letter") with respect to the Form 8-K filed by Biggest Little Investments, L.P. (the "Partnership") describing the declination of the Partnership?s independent auditor and its engagement of a new independent auditor. The responses set forth below are numbered to correspond with each of the comments in the Comment Letter:

General

     1. Please be advised that, on April 27, 2011, the Partnership filed Amendment No. 1 to Form 8-K (?Amendment No. 1?) stating that there were no disagreements between the Partnership and MB & Co. on any matters of accounting principles or practices, financial statement disclosures or auditing scope or procedure during the years ended December 31, 2010 or 2009, or during the quarter ended March 31, 2011, which disagreement(s), if not resolved to the satisfaction of MB & Co., would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

     2. Please be advised that a letter from MB & Co. indicating that it agrees with the Partnership?s disclosure in Amendment No. 1 is attached as an exhibit to Amendment No. 1.

     3. Please be advised that Amendment No. 1 states that a new independent accountant, M&K CPAs, PLLC, was engaged on April 13, 2011 as the principal accountant to audit the Partnership's financial statements and that, during fiscal years 2009 and 2010 and the fiscal quarter ended March 31, 2011, the Partnership did not consult the newly engaged accountant regarding:

     (i) Either: The application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Partnership's financial statements, and neither a written report was provided to the Partnership nor was oral advice provided that the new accountant concluded was an important factor considered by the Partnership in reaching a decision as to the accounting, auditing or financial reporting issue; or


     (ii) Any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) of Regulation S-K and the related instructions to such item) or a reportable event (as described in paragraph 304(a)(1)(v) of Regulation S-K).

     The Partnership acknowledges that:

     - the Partnership is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 and this letter;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing of Amendment No. 1 and this letter; and

     - the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We are hopeful that we have been responsive to each of the comments set forth in the Comment Letter.

                                      Very truly yours,


                                      /s/ Ben Farahi
                                      -------------------
                                          Ben Farahi
                                          Manager of the General Partner

































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